BY EDGAR, FAX & FEDERAL EXPRESS

February 16, 2005

Mr. Ryan Rohn
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington D.C

Re: Your letter dated February 9, 2004

Dear Mr. Rohn,

To fully address your comments we are amending our Form 8-K filed February 8, 2004 by filing today a Form 8-K/A with a date of earliest event reported of November 15, 2004. Please find a copy attached of this Form 8-K/A for your convenience.

This Form 8-K/A states

  the resignation date of SKM was November 15, 2004,
  the date the Company`s Board of Directors engaged Wolf & Company was February 8, 2005, the Board of Directors approved the appointment of Wolf & Company, based on the recommendation of the Audit Committee, this Form 8-K/A covers the subsequent interim period from the date of the last audited financial statements to the date of resignation (November 15, 2004) regarding any disagreements or reportable conditions, and includes the dates of our fiscal years and the date of resignation, this Form 8-K/A includes an updated Exhibit 16 letter from SKM stating they agree with the statements in the Form 8-K/A.

The Company acknowledges that

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this fully addresses the items in your letter. Please indicate if you have additional questions.

Sincerely,

/s/ Grant Bennett

Grant Bennett
President & Treasurer